September 25, 2019

Paul Birkett
Managing Member
Automation Finance Reperformance Fund IV LLC
228 Park Avenue South #67157
New York, NY 10003

       Re: Automation Finance Reperformance Fund IV LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed September 20, 2019
           File No. 024-10947

Dear Mr. Birkett:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Financial Services
cc:    Mark Roderick